

OFFERING MEMORANDUM

facilitated by



DMDirt, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	DMDirt, LLC
State of Organization	IA
Date of Formation	05/03/2018
Entity Type	Limited Liability Company
Street Address	206 4th St, Des Moines IA, 50309
Website Address	http://www.dirtburger.us

(B) Directors and Officers of the Company

Key Person	Christopher Place
Position with the Company Title First Year	Owner 2018
Other business experience (last three years)	-Owner of dirburger 2018 to present.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Place	100%

Our Story

Dirt Burger was born from the realization that the fast food market lacks affordable, plant based choices. We also noticed that the current fast food model produces tons of waste, using heavily processed patties, shipped over great distances, and served in packaging that never goes away. From these systemic problems, the solutions grew right out of the ground and Dirt Burger has been cranking out our uniquely bold, and flavorful plant based burgers, shakes, and fries since July of 2019. Now it is the time to build Dirt Burger#2 .... and we want you to be part of it!

- The driving force behind the Dirt Burger menu is bold flavor. The kind of flavor you expect from a good burger, but doesnt tast like fake meat..just an incredible sandwich.
- Vegan food is tipically pricy, but the Dirt Burger production model allows for less expensive options that are still healthier and equally flavorful.
- Typical fast food restaurants are not concerned with how the food is produced or whats in it...but we bet you do! And we know the rest of the world does too.

The Team

Christopher Place , Owner

Chris attended the Culinary Institute of America in Hyde Park, NY and has worked as a chef in the Des Moines metro since 1996. He is a Certified Executive Chef (CEC) from the American Culinary Federation. Chris has a wide range of culinary experience, including private restaurants, hotels, corporate dining and as the Executive Chef for the Office of the President at Iowa State University. Chris is committed to increasing the availability of chemical-free, plant-based and locally sourced food for all income levels. That passion drives his motivation to create the food systems, restaurants, and sustainable workforces of the future

Shawn Chapman, Operations Director

With 25 years as a leader in the Food & Beverage industry, Shawn brings a wide range of valuable experiences in restaurants, hotels and catering. He has worked every position, starting as a busser and working his way to General Manager, Director and Owner. Chapman honed his skills working for hospitality giants but has come to value the importance of individual viewpoints each team member brings to the table. He is focused on the impact the hospitality industry has on the environment and believes companies of the future are ethically bound to make stewardship of the planet a top priority. Shawn also manages the organization's corporate culture which is focused on inclusivity, mutual respect and global perspective

Our Mission

To produce the worlds best 100% Plant Based burgers, fries, shakes, and salads by integrating scratch, whole food production, vertial Aeroponic farming, and local farmers, to reinevent the fast food industry.

- Imagine a vertically integrated food company that creates it's own supply chain.
- Imagine super crispy gluten free onion rings on your perfectly spiced Volcano Burger.
- Imagine affordable Vegan Fast food, that is nutrient dense, preservative, and "Junk" free being handed to you out of a drive through window in 100% Compostable packaging.
- Imagine lean manufacturing, and indoor urban farming combined to generate profits.
- Now imagine helping us reach our goal of becoming the best company on the planet, for the

planet.

Intended Use of Funds

We have a clear path for growth, and it begins with two focuses. Our original East Village location and identifying Dirt Burger #2.

- Funds will be used for re opening inventory, re opening labor, building renovations.
- Year 3:Urban manufacturing Hub and Vertical farm with satelite restaurant locations supplied by the hub. This would create a "Territory".
- Year 5: Continue to duplicate this model throughout the country.

Our Offerings

We knew if we made plant based burgers that Vegans would come, but because we make Great plant based burgers.....every body eats here! Dirt Burger just happens to be Vegan.

- Our Chicago Burger won "Best Burger" in the CityView Burger Challenge in 2020, and out of 72 meat creations, our veggie burger won.
- More than just burgers ....It's all about the Fries! Dirt Burger's hand cut fries are made from a special variety of potato called "Chipperbeck" and our fries are the best! I said it!.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 12 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	May 27, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment, Build out	$27,000	$135,000
Build Out	$20,000	$100,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to

the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 5.0%[2]
Payment Deadline	2028-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.4%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$100,000	2.0%
$150,000	3.0%
$200,000	4.0%
$250,000	5.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Founders
Number of Shares Outstanding	3,000,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	These securities are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Operators/Owners/Founders/ Operators
Number of Shares Outstanding	1,920,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	100%
How these securities differ from the revenue sharing notes being offered to investors	These securities are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Place	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central

Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA	$98,000	0.0%	09/01/2026	
Merchant loan	$48,000	18%	12/27/2021	

(Q) Other Offerings of Securities within the Last Three Years

PREVIOUS OFFERINGS: DMDirt,LLC offered shares begining April 2016, and ending March 2021. DMDirt,LLC raised 305,000 for 34.66% of the company. (see attached Capitalization Table) Owners Christopher Place,President and CEO 44.83% and Shawn Chapman, COO 19.17% through DirtBurger,LLC. USE OF FUNDS: In April 2018 we purchased a used van, some catering equipment, and began selling Dirt Burgers at the Ames Farmers Market and the Valley Junction Farmers market. In 2019 we signed a lease at 407 E 5th street in Des Moines, Iowa, where the remaining investment capitol was used for construction, equipment, and inventory for the 1st brick and mortor Dirt Burger.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Dirt Burger has been operating since [Month, Year] and has since achieved the following milestones:

- Opened location in [City, State]
- Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].
- Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].
- Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of [Date], Dirt Burger has debt of [$X] outstanding and a cash balance of [$Y]. This debt is sourced primarily from [Source of debt] and will be senior to any investment raised on Mainvest.

In addition to the Dirt Burger's outstanding debt and the debt raised on Mainvest, Dirt Burger may require additional funds from alternate sources at a later date.

No operating history

Dirt Burger was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Dirt Burger has a [strong, moderate, low] liquidity position due to its [low, medium, high] cash reserves as compared to debt and other liabilities. Dirt Burger expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Subsequent events to historical financials

Since the latest available financial statements of Dirt Burger, we have had the following material changes and trends:

- Increase in costs relating to [Category].
- Purchased equipment for [Category].
- Took out a loan for [$X] to purchase [item].

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,400,000	$2,640,000	$2,824,800	$2,994,288	$3,144,002
Cost of Goods Sold	$840,000	$924,000	$988,680	$1,048,000	$1,100,399
Gross Profit	$1,560,000	$1,716,000	$1,836,120	$1,946,288	$2,043,603
EXPENSES					
Rent	$140,000	$143,500	$147,087	$150,764	$154,533
Utilities	$72,000	$73,800	$75,645	$77,536	$79,474
Salaries	$696,000	$713,400	$731,235	$749,515	$768,252
Insurance	$38,000	$38,950	$39,923	$40,921	$41,944
Repairs & Maintenance	$22,800	$23,370	$23,954	$24,552	$25,165
Legal & Professional Fees	$15,000	$6,600	$7,062	$7,485	$7,859
Operating Profit	$576,200	$716,380	$811,214	$895,515	$966,376

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$76,733.00	$47,349.00
Cash & Cash Equivalents	$16,122.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$99,900.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$663,120.00	$328,833.00
Cost of Goods Sold	$307,658.00	$114,719.00
Taxes Paid	$0.00	$0.00
Net Income	$-159,324.00	$-110,652.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V